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                                                                     Exhibit 8.1






Internet ID: @thacherproffitt.com

                                                        , 1999




Westborough Savings Bank
101 E. Main Street
Westborough, Massachusetts 01581

Dear Sirs:

         You have requested our opinion regarding certain federal income tax consequences of the proposed transactions (collectively, the "Reorganization"), more fully described below, pursuant to which Westborough Savings Bank (the "Bank") will reorganize from a state-chartered mutual savings bank into a mutual holding company structure. These transactions and the related sale of common stock, also discussed below, will be effected pursuant to the Plan of Reorganization From a Mutual Savings Bank to a Mutual Holding Company and Stock Issuance Plan, adopted by the Board of Trustees of the Bank on March 15, 1999 (the "Plan") and amended as of the date hereof. The Reorganization and its component and related transactions are described in the Plan and in the Prospectus (the "Prospectus") filed with the Securities and Exchange Commission in connection with the Reorganization and proposed sale of common stock. We are rendering this opinion pursuant to Section 4(G) of the Plan. All capitalized terms used but not defined in this letter shall have the meanings assigned to them in the Plan or Prospectus. For purposes of this letter, the term "mutual interests," with respect to the Bank and Mutual Holding Company (as defined below), shall mean the liquidation rights in, respectively, the Bank and Mutual Holding Company.

         The Reorganization will be effected, pursuant to the Plan, as follows:

         (1) The Bank will organize Westborough Bancorp, as a mutual savings bank ("Mutual Bank").

         (2) Mutual Bank will organize two wholly-owned subsidiaries, one of which will be Westborough Financial Services, Inc. ("Stock Holding Company"), and the other of which will be an interim stock savings bank ("Interim").

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Westborough Savings Bank
           , 1999



         (3) The Bank will exchange its charter for a Massachusetts stock savings bank charter and thereby become a stock savings bank ("Stock Bank") known as The Westborough Bank (the "Conversion"). The holders of deposit accounts in the Bank (the "Depositors") will constructively exchange their mutual interests in the Bank for shares of stock in Stock Bank. The Depositors will hold deposit accounts in Stock Bank in the same amount and on the same terms and conditions as the deposit accounts previously held in the Bank.

         (4) Mutual Bank will exchange its charter for a Massachusetts mutual holding company charter and thereby become a mutual holding company ("Mutual Holding Company").

         (5) Interim will merge with and into Stock Bank with Stock Bank surviving. In the merger, the Depositors will exchange the stock of Stock Bank constructively received in the Conversion for mutual interests in Mutual Holding Company (the "Exchange"), which mutual interests will be substantially similar to those previously held in the Bank.

         (6) Mutual Holding Company will then contribute all of the stock of Stock Bank to Stock Holding Company.

         (7) Stock Holding Company will offer for sale up to 49% of its common stock pursuant to the Plan, with priority subscription rights granted in descending order to certain Depositors, to certain employee stock benefit plans of the Bank, to other Depositors and to certain members of the general public.

         The steps of the Reorganization described in (3) through (6) will occur simultaneously. As a result of the Reorganization, Stock Bank will be a wholly-owned subsidiary of Stock Holding Company and Stock Holding Company will be a majority-owned subsidiary of Mutual Holding Company.

         In connection with the opinions expressed below, we have examined and relied upon originals, or copies certified or otherwise identified to our satisfaction, of the Plan and the Prospectus and of such corporate records of the parties to the Reorganization as we have deemed appropriate. We have also relied upon, without independent verification, the representations of the Bank contained in its letter to us dated [__, 1999]. We have assumed that such representations are true and that the parties to the Reorganization will act in accordance with the Plan. In addition, we have made such investigations of law as we have deemed appropriate to form a basis for the opinions expressed below.

         Based on and subject to the foregoing, it is our opinion that for federal income tax purposes, under current law -

         (a) AS REGARDS THE CONVERSION:

         (1) the Conversion will constitute a reorganization under section 368(a)(1)(F) of the Code, and the Bank (in either its status as the Bank or Stock Bank) will recognize no gain or loss as a result of the Conversion;

         (2) no Depositor will recognize gain or loss upon the constructive receipt of shares of Stock Bank stock solely in exchange for such Depositor's mutual interests in the Bank;

         (3) no Depositor will recognize gain or loss upon the issuance to such Depositor of deposits in Stock Bank in the same dollar amount as such Depositor's deposits in the Bank.

         (b) AS REGARDS THE EXCHANGE:

         (4) the Exchange will qualify as an exchange of property for stock under Code section 351;

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Westborough Savings Bank
           , 1999



         (5) no shareholder of Stock Bank (I.E., a former Depositor) will recognize gain or loss upon the transfer to Mutual Holding Company of Stock Bank stock constructively received in the Conversion in exchange for mutual interests in Mutual Holding Company;

         (6) Mutual Holding Company will recognize no gain or loss upon its receipt from the shareholders of Stock Bank of shares of Stock Bank stock in exchange for mutual interests in Mutual Holding Company;

         (c) AS REGARDS THE OFFERING UNDER THE PLAN:

         (7) no gain or loss will be recognized by the Company upon the sale of shares of the Company common stock under the Plan;

         (8) no gain or loss will be recognized by Depositors upon the distribution to them of nontransferable subscription rights to purchase shares of the Company common stock under the Plan, provided that the amount to be paid for such shares is equal to the fair market value of such shares;

         (9) the basis to the shareholders of shares of the Company common stock purchased under the Plan pursuant to such subscription rights will be the amount paid therefor and the holding period for such shares will begin on the date on which such subscription rights are exercised.

         In rendering our opinion in (8), above, and our opinion regarding the tax basis of shares of the Company common stock in (9), above, we have relied, without independent verification, on the opinion of RP Financial, LC. that the nontransferable subscription rights have no value.

         This opinion is given solely for the benefit of the parties to the Plan, the Depositors and Eligible Account Holders, Supplemental Eligible Account Holders and other investors who purchase shares pursuant to the Plan, and may not be relied upon by any other party or entity or referred to in any document without our express written consent. We consent to the filing of this opinion as an exhibit to the Application for the Establishment of a Mutual Holding Company and Associated Stock Issuance filed with the Board of Bank Incorporation and the Division of Banks of the Commonwealth of Massachusetts in accordance with Chapters 167A, 167H and 168 of the Massachusetts General Laws, as a supporting document to the notice filed with the Federal Deposit Insurance Corporation pursuant to Sections 303.161 and 303.163 and as an exhibit to the Registration Statement on Form SB-2 filed with the Securities and Exchange Commission.


                                            Very truly yours,


                                            THACHER PROFFITT & WOOD


                                            By: